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[POINTS INTERNATIONAL LTD. LOGO]


GLOBALPASS(R) LAUNCHES ON POINTS.COM
This agreement allows users to Swap reward miles and points for GlobalMiles(TM).

TORONTO, (Date) - POINTS INTERNATIONAL LTD. (TSX: PTS; OTCBB: PTSEF), owner and operator of Points.com, the world's leading reward management portal, is pleased to announce an agreement with GlobalPass to provide Points.com members with the opportunity to Swap their favorite reward program miles and points for GlobalMiles. Members can also Swap out of GlobalMiles for miles or points in other rewards programs, gift certificates, music downloads and more.

"GlobalPass adds great value to the Points.com offerings" said Rob MacLean, CEO of Points International Ltd. "We are excited about the opportunity GlobalPass presents for the Points.com consumer."

"Points.com offers GlobalPass customers the ability to Swap miles and points from various programs increasing the awareness of the GlobalPass experience and offers Points.com customers value-added benefits when using Miles as Money(TM) on travel related services and products" said Guy R. Booth, President & CEO, GlobalPass, Inc.

To kick off the new partnership with GlobalPass, Points.com is launching a promotional campaign. New consumers signing up at www.points.com/globalpass will receive a welcome bonus of 200 GlobalMiles and will automatically be entered to win one of 10 prizes of 25,000 GlobalMiles.


ABOUT GLOBALPASS(R)

GlobalPass(R) is an independently owned mileage based frequency program featuring online access. Customers earn GlobalMiles(TM) through the purchase of goods and services from participating providers using the GlobalPass website. GlobalPass customers use GlobalMiles as currency for the purchase of goods and services from participating providers, including airline tickets from over 500 airlines worldwide. They also earn miles for each dollar spent if payment is made with a credit card.

Website: http://www.globalpass.com
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Contact: John H. Jackson, Sr. VP Marketing
jack@globalpass.com
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ABOUT POINTS INTERNATIONAL LTD.
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Points International Ltd. is the owner and operator of Points.com, the world's leading reward program management portal. At Points.com consumers can Track, Swap, Earn, Buy, Share and Spend miles and points from more than 25 of the world's leading reward programs including Aeroplan(R), American Airlines AAdvantage(R) program, Asia Miles(TM), Cendant TripRewards(R), Delta SkyMiles(R), Gold Points Reward Network, Intercontinental Hotels Group's Priority Club(R) Rewards, S&H greenpoints, and Starbucks.


Website: http://www.points.com/
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Source: Points International Ltd. (TSX: PTS; OTCBB: PTSEF)

For investor relations:
Steve Yuzpe, CFO, Points International, +1 416 596-6382, steve.yuzpe@points.com
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For partnerships and other inquiries:
Christopher Barnard, President, Points International, +1 416 596-6381, christopher.barnard@points.com
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